UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                                                        SEC FILE NUMBER
                     NOTIFICATION OF LATE FILING           33-16531-D

                               FORM 10-QSB               CUSIP NUMBER

                     For Period Ended: March 31, 2001

  [Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

  PART I - REGISTRANT INFORMATION


               INTERNATIONAL AUTOMATED SYSTEMS, INC.
                          326 North SR 198
                          Salem, UT 84653

  PART II - RULES 12b-25(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]      (b)  The subject annual report, semi-annual report,
        transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
        10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

  PART III - NARRATIVE

       State below in reasonable detail the reasons why the Form
  10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

       The Company is awaiting the completion of the review of its financial statements and a few additional days are needed to complete and finalize the quarterly information.

  PART IV - OTHER INFORMATION

            (1) Name and telephone number of person to contact in regard to this notification.

              LaGrand Johnson               801/423-8132

            (2)  Have all other periodic reports required under
       Section 13 or 15(d) of the Securities Exchange Act of 1934 or
       Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If
       answer is no, identify report(s). [X]Yes   [ ]No -

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
       [ ]Yes   [X]No

       If so, attach an explanation of the anticipated change, both narratively and qualitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


               INTERNATIONAL AUTOMATED SYSTEMS, INC.

  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                INTERNATIONAL AUTOMATED SYSTEMS, INC.

                                By: /s/ Neldon Johnson
                                -------------------------
                                Neldon Johnson, President

  Date: May 16, 2001

  [ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]